INVESTMENT MANAGEMENT

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VOYA®

December 22, 2021

VIA EDGAR

Mr. David Manion

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Voya Equity Trust	Voya Separate Portfolios Trust
	SEC File Nos. 333-56881; 811-08817	SEC File Nos. 333-141111; 811-22025
Voya Funds Trust
SEC File Nos. 333-59745; 811-08895

Dear Mr. Manion:

This letter responds to comments provided on November 18, 2021 to Todd Modic, Paul Caldarelli, Gizachew Wubishet, Tin Bui and Dorothy Roman, by the Staff of the U.S. Securities and Exchange Commission ("Staff") with respect to the Sarbanes-Oxley Review of Form N-CSR filings. Form N-CSR was filed on August 6, 2021 for Voya Equity Trust and on June 7, 2021 for Voya Funds Trust and Voya Separate Portfolios Trust (each a "Registrant" and collectively, the "Registrants). Our summary of the comments and our responses thereto are provided below.

Voya Securitized Credit Fund

1.Comment: Discuss the extent of securitized investments in equity tranches, if any.

Response: The Registrant confirms Voya Securitized Credit Fund does not own the equity tranche of any collateralized loan obligations.

General comment – Unfunded loan commitments

2.Comment: The Staff noted Voya Strategic Income Opportunities Fund had unfunded loan commitments at fiscal year end March 31, 2021. The Staff requested the Registrant confirm accounting treatment for the unrealized appreciation/(depreciation) on these commitments.

Response:	The Registrant reflects these	assets in the investments in securities at fair value on the
Statement	of Assets and Liabilities with	a corresponding payable balance and the unrealized

appreciation/(depreciation) associated with unfunded loan commitments is included in Total Distributable Earnings (Loss) on the Statement of Assets and Liabilities.

General comment – Voya Strategic Income Opportunities Fund

3. Comment: The Staff requested confirmation payment-in-kind ("PIK") interest percentage to total income for Voya Strategic Income Opportunities Fund. If the percentage of PIK interest exceeds more than 5% of total income, the Staff requested this be reported separately.

Response: The Registrant confirms the PIK interest percentage is less than 5% of total income during the annual reporting period ended March 31, 2021.

Disclosure comment - Voya Large-Cap Growth Fund

4.	Comment:	The Staff noted the notes to financials for the fiscal year ended May 31, 2021, state Voya
Large-Cap Growth Fund (the "Fund") is a diversified fund, while the Prospectus discloses classification as non-diversified.
	Response:	On May 27, 2021, the Board of Trustees of Voya Equity Trust approved a proposal to change the classification of the Fund from "diversified" to "non-diversified." Shareholder approval was required to change the Fund's classification. Shareholders approved the proposal to change the Fund's classification at a meeting held on October 7, 2021. A supplement to change the Fund's classification was filed on October 7,2021. The Registrant will reflect the "non-diversification" status in the 2022 N-CSR and N-CEN filings.

* * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul Caldarelli Paul Caldarelli

Vice President and Senior Counsel

Voya Investment Management

cc:Todd Modic

Voya Investment Management

Huey P. Falgout, Jr., Esq. Voya Investment Management